FREE WRITING PROSPECTUS
Filed by Pilgrim's Pride Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-178614

The following article referenced Pilgrim's rights offering and was published on December 21, 2011 by Mergermarket.com. Pilgrim's does not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Pilgrim's which is expressly quoted and attributed to such representative in the article) regarding any rights offering or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

Mergermarket.com
Maria Fernanda Blaser
12/21/2011
JBS may grow dairy division through acquisitions; Sara Lee bid and PPC performance still command
JBS SA [JBSS3:BZ], the world's largest meatpacker, has ambitious plans for Vigor, its dairy business, which could include acquisitions next year, said Gilberto Xando, CEO of that division. Xando spoke on the sidelines of a press conference earlier this week in Sao Paulo.
Vigor, which is expected to report BRL 1.5bn (USD 806.5m) in gross revenues in 2011, will grow at such a fast pace that its gross revenue is forecast to reach BRL 5bn (USD 2.7bn) by 2015, Xando said. To achieve this goal, management will, from the first quarter of next year, weigh whether to grow through acquisitions or greenfield projects, the executive noted. Vigor will focus only on buying dairy plants, not brands, Xando added.
Vigor's expansion rationale will also apply to JBS's core protein business over the next year, CEO Wesley Batista said at the same event. Although the meatpacker is not planning to buy any companies, bolt-on acquisitions may be considered, he said.
When asked if JBS could bid for US-based Sara Lee's spun off meat division, Batista gave a firm "no". Sara Lee [SLE:NYSE] will complete the spinoff of its beverage and meat businesses next year.
Sara Lee and JBS flirted in early 2011 but the deal flopped, as reported. Given the Brazilians' claim never to have made a firm offer for Sara Lee, technically there is no impediment to buying the spun-off meat division once the separation is complete, Batista said, but added, "That is a large acquisition and it is not in JBS's plans." Under US law, if JBS had formally made an offer, it would have had to wait two years to bid for the spun-off division.
JBS will continue to focus on cutting costs and improving its operations, said Batista. The company plans to save USD 500m in 2012 by reducing beef slaughtering expenses in the US, increasing the sale of processed food and accelerating the turnaround of Pilgrim's Pride Corporation [NYSE:PPC], its chicken business, he added.
JBS should report BRL 60bn (USD 32bn) in gross revenues in 2011 and it intends to grow at a double-digit pace next year, Batista said. In 2010, the meatpacker reported BRL 55bn (USD 29.5bn) in gross revenues.
The company also "is confident" PPC's operations will expand in 2012, after suffering throughout this year with three consecutive quarters of negative EBITDA. "The decision to inject more equity in PPC is to show we are committed to this business," Batista said, referring to a recent USD 200m rights offering.
JBS will underwrite at least 67% of the capital increase using cash on hand, the CEO said. JBS US, the controlling shareholder of PPC, has USD 800m in cash and cash equivalents, Batista added.
While dismissing any immediate plans to buy out PPC's minority shareholders, Batista admitted an IPO of JBS US is still on the cards. "The company is not working on an IPO, but it makes sense to turn the US business into a public company," he added. The meatpacker, however, will wait for a "very good moment" to launch the IPO.

Pilgrim's Pride Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Pilgrim's Pride Corporation or the information agent will arrange to send you the prospectus if you request it by calling toll-free at 1-800- 314-4549.